

Mail Stop 3561

February 16, 2016

Michael J. Sharp
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

> **Re:  AAR Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2015**
> **Filed July 15, 2015**
> **File No. 001-06263**

Dear Mr. Sharp:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Fiscal 2015 Compared with Fiscal 2014, page 22

1. We note that your discussion of your results of operations describes changes in your sales and gross profit by segment, but does not provide any discussion of the changes in cost of sales. Please revise your disclosure to separately quantify and discuss factors responsible for changes in the levels of your cost of products and cost of services during all periods presented as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to

discern the relative contribution of each of the components cited to the total change in cost of sales and resultant operating income.

Financial Statements

Notes to Consolidated Financial Statements

11. Commitments and Contingencies, page 69

2.  We note from page 70 that you entered into a sale-leaseback arrangement during fiscal 2015 that was not yet complete by year-end. We further note that in addition to the $40.3 million in proceeds received in the fourth quarter of fiscal 2015, you also received $19.2 million during the six months ended November 30, 2015. Please tell us, and revise to disclose why you received additional amounts upon completion of the sale of one of the aircraft and whether any gain or loss was recognized on the sale-leaseback transaction. To the extent you recognized a gain or loss, please describe your accounting in detail.

13. Business Segment Information, page 71

3.  We note from your disclosure on pages 3 and 4 of your Business Section that the Aviation Services segment sells engine and airframe parts and components, provides inventory management and distribution services, MRO services, and engineering services. We also note that the Expeditionary Services segment provides airlift services, containers and shelters, and engineering, design, and system integration services. In light of the apparent different types of services and products provided, please revise to separately disclose revenues for each product and service or each group of similar products and services as required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure